Exhibit 12.1
Noble Corporation
Statement Regarding Computation of Ratios

	Three Months Ended March 31,		Twelve Months Ended December 31,
	2010	2009	2009	2008	2007
Earnings:
Pre-tax income from continuing operations before adjustment for noncontrolling interest in consolidated subsidiaries or income or loss from equity investees	$434,029	$514,744	$2,037,215	$1,913,586	$1,490,653

Add: Fixed charges	16,036	17,639	66,378	55,347	66,523
Add: Amortization of capitalized interest	1,659	1,074	4,896	3,783	2,662
Less: Interest capitalized	(13,225)	(15,371)	(54,933)	(47,727)	(50,421)

Total earnings	$438,499	$518,086	$2,053,556	$1,924,989	$1,509,417

Fixed charges:
Interest expense (1)	465	521	$1,685	$4,388	$13,111
Interest capitalized	13,225	15,371	54,933	47,727	50,421
Estimate of interest within rental expense	2,346	1,747	9,760	3,232	2,991

Total fixed charges	$16,036	$17,639	$66,378	$55,347	$66,523

Ratio of Earnings to Fixed Charges	27.3	29.4	30.9	34.8	22.7

(1)	Includes amortization of discounts and capitalized expenses related to indebtedness